StemSation International, Inc.

7777 Glades Road, Suite 203

Boca Raton, FL 33434

Tel: (561) 245-7454 Fax: (561) 892-2444

rcarter@stemsationusa.com

www.stemsation.global

January 7, 2020

VIA EDGAR

Asia Timmons-Pierce

Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Stemsation International, Inc.
Offering Statement on Form 1-A
File No. 024-11111

Dear Ms. Timmons-Pierce,

Stemsation International, Inc. (the "Company") respectfully requests that the above- referenced Offering Statement on Form 1-A, as amended, be declared qualified by the Securities and Exchange Commission (the "Commission") on 12:00 p.m., Eastern Time on January 7, 2020, or as soon thereafter as is practicable.

The Company hereby confirms that the offering will take place in one or more states pursuant to an exemption from registration under, but otherwise in compliance with, any applicable state securities law.

The State of Wyoming exempts transactions of securities to institutional investors from registration pursuant to Section 17-4-202(a)(xiii)(A) of the Wyoming Uniform Securities Act. The Company is relying on this exemption in conducting the offering in Wyoming. We have spoken to the Office of the Secretary of State of Wyoming who advised us that such exemption is self-executing and no filings or fees are required in Wyoming to conduct the offering in their jurisdiction.

If you have any questions, please contact our counsel, Constantine Christakis, at (561) 227-4577.

Thank you in advance for your assistance.

Respectfully,

/s/ Ray C. Carter
Ray C. Carter
President and Chief Executive Officer